MORSE, ZELNICK, ROSE & LANDER
                         A LIMITED LIABILITY PARTNERSHIP

                                 405 PARK AVENUE
                          NEW YORK, NEW YORK 10022-4405
                                  212-838-1177
                               FAX - 212-838-9190

                                  June 17, 2005

                                                            WRITER'S DIRECT LINE
                                                                  (212) 838-5030

Securities and Exchange Commission
Mail Stop 0305
Washington, D.C. 20549
Attn: Jennifer G. Williams, Special Counsel

Re:   AutoInfo, Inc.
      Amendment No.1 to Registration Statement on Form S-2
      Filed May 26, 2005
      File No. 333-123710

Dear Ms. Williams:

This letter responds to the inquiries set forth in your letter of June 13, 2005 regarding Amendment #1 to the Company's Registration Statement on Form S-2. For ease of reference, your inquiries have been incorporated in this letter and appear in bold italicized format.

Available Information, page 28

1. We note your response to comment 34 on page 28 but reissue the comment. Please delete the last sentence in the second paragraph stating that each statement in the prospectus is qualified by the contents exhibits in the registration statement.

      Complied with, see page 29 of Amendment #2.

Financial Statements

Index, page F-1

2. Your financial statements should be updated to comply with Rule 3-10 (g) of Regulation S-B. Summary and Selected Financial Information, the Capitalization Table and MD&A should be updated as well. Please revise.

      In Amendment #2, the financial statements have been updated to include the stub period information contained in the Company's March 31, 2005 10-Q Report to comply with Rule 3-10(g). Additionally, the Summary and Selected Financial Information, Capitalization Table and MD&A have been updated.

Consolidated Statement of Stockholder's Equity, Page F-5


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3.    We have reviewed the revisions you made in response to our prior comment
      38. Your attention is also invited to the disclosure requirements of paragraph 46 of SFAS 123 with regard to equity instruments used to acquire goods and services other than employee services. It appears that it would be appropriate to separately disclose the nature of and reasons for the awards to sales agents and to state, if true, that their general terms do not differ from the terms of the awards granted to employees. In this regard, we assume that the assumptions disclosed in Note 6 apply to options awarded to both employees and to sales agents. Please confirm. Finally, please expand your footnote to specifically disclose the aggregate number of shares for which options were granted to sales agents.

      Note 6 to the audited financial statements included in Amendment #2 has been expanded to separately disclose the nature of and reasons for the awards to sales agents and to state that their general terms do not differ from the terms of the awards granted to employees. Supplementally, we hereby confirm that the assumptions disclosed in Note 6 apply to options awarded to both employees and to sales agents. Finally, Note 6 has been expanded in Amendment #2 to specifically disclose the aggregate number of shares for which options were granted to sales agents.

Consolidated Statements of Cash Flows, page F-6

4. We note your response to our prior comment 40. Please also revise your filing to disclose this non-cash conversion in the statements of cash flows supplemental schedule of non-cash items disclosure on page F-15.

      Complied with, see Note 8 to the audited financial statements included in Amendment #2 at page F-24.

Notes to the Consolidated Financial Statements, Revenue Recognition, page F-8

5. We note your response to our prior comment 41. We note that consistent with your disclosure in your From S-2, you state that you meet the gross revenue recognition criteria under EITF 99-19 paragraphs 7, 9, 11, and 14. However, it is unclear to us how you have determined this and what criteria you utilized to arrive at this conclusion. Please describe to us, in detail, how you rived at this conclusion based on your specific contractual relationships. Additionally, we did not note any discussion regarding gross revenue recognition for your contract carrier activities.

In this regard, as indicated in paragraph 6 of the EITF, each of the indicators is relevant to your conclusion and none should be considered presumptive or determinative. Instead the relative strength of each indicator should be considered. Therefore, in your response please address each of the factors in paragraphs seven through 17 of the EITF. Support your conclusion regarding each factor by describing the specific terms of your contracts. Explain how you considered each of the indicators set forth in paragraphs 8, 11, 12 and 13 of the EITF. Your response should be detailed and specific.

Finally, we note that the accounting policies footnote for revenue recognition presented in your Form 10-Q states that you recognize revenue upon pick up of freight, at which time the


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related transportation cost is also recognized. At that time, you consider your obligations to be completed. If true, this practice appears to be inconsistent with your assumptions regarding the gross reporting of revenue. This practice also appears to be inconsistent with the revenue recognition disclosures on page F-8 of your Form S-2.

Please explain and also describe whether and how your practice differs when you serve as a contract carrier. Revise your filing and advise as appropriate. We may have further comments upon review of your response.

      In response to Comment #5, we offer the following analysis supporting the conclusion that the Company meets the criteria for gross revenue recognition under EITF 99-19.

Indicators of Gross Revenue Reporting

7.    The Company is the primary obligor in the arrangement:

      Evaluation: In its brokerage division, the Company acts as principal to the transaction and is responsible to the customer for (i) the selection of an appropriate carrier based upon the type of freight and delivery requirements (ii) arranging pick-up and delivery schedules that meet the customers needs (iii) supplying all necessary proof of delivery documentation, and (iv) assisting customers in resolving service complaints in connection with lost or damaged merchandise.

      In its contract carrier division, in addition to the indicators noted above, an independent owner operator employed by the Company is utilized to pick up and deliver the customer's merchandise.

8.    The Company has general inventory risk:

      Evaluation: In both its brokerage and contract carrier divisions, the Company acts as a transportation service provider only. It does not take title to the merchandise being transported. As such, the indicators of paragraph 8 do not apply.

9.    The Company has latitude in establishing price:

      Evaluation: In both its brokerage and contract carrier divisions, the Company has complete latitude in pricing decisions and the amounts we charge customers for the services we provide. The pricing for each transaction is an arms length negotiated amount between the Company's agents and the customer.

10.   The Company changes the product or performs part of the service:

      Evaluation: Paragraph 10 of EITF 99-19 states, in part, "this indicator is evaluated from the perspective of the product or service itself such that the selling price of that product or service is greater as a result of the Company's physical change of the product or performance of the service." In both its brokerage and contract carrier divisions, the Company acts as a transportation service provider only. The service it provides does not directly increase the selling price of the merchandise being transported. As such, the indicators of paragraph10 do not apply.

11.   The Company has discretion in supplier selection:

      Evaluation: In its brokerage division, the Company has complete discretion in the selection of an independent third party carrier. For the year ended December 31, 2004, the brokerage division utilized in excess of 6,000 carriers (suppliers).

      In its contract carrier division, the Company has discretion in selecting a supplier from its 83 independent owner operators.

12. The Company is involved in the determination of product or service specifications:

      Evaluation: In both its brokerage and contract carrier divisions, the Company acts as a transportation service provider only. Except as discussed in the evaluation of paragraph 7, it does not determine the product or service specifications. As such, the indicators of paragraph 12 do not apply.

13.   The Company has physical loss inventory risk.

      Evaluation: In both its brokerage and contract carrier divisions, the Company acts as a transportation service provider only. It does not take title to the merchandise being transported. However, in its contract carrier division, it does assume physical loss inventory risk and, accordingly, maintains cargo and liability insurance coverage for such losses.

14.   The Company has credit risk.

      Evaluation: In both its brokerage and contract carrier divisions, the Company is responsible for collecting the sales price from a customer but must pay the amount owed to a supplier (carrier) after the supplier performs, regardless or whether the sales price is fully collected.

Indicators of Net Revenue Reporting

15. The supplier (and not the Company) is the primary obligor in the arrangement.

      Evaluation: This is not applicable based on the Company's evaluation of paragraph 7. We also call your attention to the evaluation provided in
      Exhibit 99-19A, Example 12.

16.   The amount the Company earns is fixed:

      Evaluation: The Company does not earn a fixed dollar amount per customer transaction. In both its brokerage and contract carrier divisions, the Company has complete latitude as to the charge per customer transaction. The amount earned is completely variable for each transaction and is the result of an arms length negotiated price.

17.   The supplier (and not the Company) has credit risk:

      Evaluation: This is not applicable based on the Company's evaluation of paragraph 14.

      Supplementally, we advise you that the language contained in the Company's Form 10-Q


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      Report  for  the  quarter  ended  March  31,  2005  which  stated  that it recognizes revenue upon pick up of freight, at which time the related transportation cost is also recognized, was in error. As reflected in the Accounting Policy footnote to the unaudited financial statements included in Amendment #1, "revenue is recognized upon the delivery of freight, at which time the related transportation cost, including commission, is also recognized." Consistent disclosure will be included in the Company's future filings.

Exhibits

6. An updated accountant's consent should be included in the amendment that is to be declared effective.

      Complied with, see Exhibit 23A to Amendment #2.

      We are anxious to process the registration statement to effectiveness. Accordingly, we would appreciate receipt of any further comments at your earliest convenience.

                                                Very truly yours,

                                                /s/ Kenneth S. Rose
                                                -------------------

                                                Kenneth S. Rose

cc:   Robert Perdue
      Margery Reich
      Messeret Nega